SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated May 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 12, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT
The Company announces that on May 12, 2005 it filed the 2004 Form 20-F with the SEC in accordance with the requirements of the United States securities laws. In accordance with those requirements, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2004 included in the 2004 Form 20-F to US GAAP, which differs in certain significant respects from HK GAAP, and to include certain information in the 2004 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors.

INTRODUCTION

The Shares, in the form of ADS, are listed on the New York Stock Exchange, Inc., and the Company is subject to certain filing requirements under the securities laws of the United States. In accordance with those requirements, on May 12, 2005 the Company filed the 2004 Form 20-F with the SEC. In addition, pursuant to the requirements of the United States securities laws, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2004 included in the 2004 Form 20-F to US GAAP, which differs in certain significant respects from HK GAAP, and to include certain information in the 2004 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors. Certain financial information contained in the 2004 Form 20-F was prepared in accordance with US GAAP and has been audited by the Company’s auditors, PricewaterhouseCoopers. A copy of the 2004 Form 20-F is available on the Company’s website at www.pccw.com under “Investors” and “Financial Results” and at the Company’s registered office.

EXTRACTS FROM THE 2004 FORM 20-F

The following is extracted and summarized from Note 43 to the financial statements included in the 2004 Form 20-F, which sets out the summary of differences between HK GAAP and US GAAP, and the exhibits thereto filed with the SEC.

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The most significant respect of these differences include:

(a)	the requirement under US GAAP that upon the first adoption of Statement of Financial Accounting Standards No. 142 on January 1, 2002, goodwill on consolidation ceases to be amortized and is tested for impairment on date of adoption, i.e. January 1, 2002, and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process;

(b)	the requirement under US GAAP for identification of certain intangible assets to be determined separately from goodwill based on fair value and the respective amortization over their expected useful lives; and

(c)	the requirements for marking to market of marketable equity securities and derivative instruments under US GAAP.

The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

	Year ended December 31,
	2004	2003	2002
	HK$ million	HK$ million	HK$ million

Profit/(Loss) attributable to shareholders as reported under HK GAAP	1,638	(6,100)	(7,762)
US GAAP adjustments:
Provision for impairment of goodwill attributable to
- subsidiaries	(13,224)	(6)	178
- investments equity accounted for	-	(203)	1,809
Amortization of goodwill	63	82	85
Provision for impairment of intangible assets	(3,389)	-	(4,703)
Amortization of intangible assets	(283)	(283)	(283)
Mark-to-market of marketable equity securities and derivative instruments	(397)	(641)	1,324
Employee stock option schemes	(9)	(69)	(193)
Depreciation of investment properties	(191)	(291)	(279)
Deferral of up-front fees	(111)	(131)	(138)
Expenses relating to non-employee stock options	(42)	(53)	(67)
Provision for onerous contracts	(53)	41	(534)
Deferred taxes arising from other GAAP differences	707	101	716
Retirement scheme costs	(214)	(57)	(369)
Loss on disposal of interest in RWC	-	-	1,771
Equity pick up of results of Reach	(136)	-	-
Others	(26)	51	(23)

Loss for the year before cumulative effect of a change in accounting principle	(15,667)	(7,559)	(8,468)
Cumulative effect of a change in accounting principle, net of tax	-	-	(43,589)

Net loss	(15,667)	(7,559)	(52,057)

Year ended December 31,
	2004	2003	2002
	HK$	HK$	HK$
Loss per Share under US GAAP
Basic
Loss for the year before cumulative effect of a change in accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Diluted
Loss for the year before cumulative effect of a change in accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Loss per ADS under US GAAP*
Basic
Loss for the year before cumulative effect of a change in accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

Diluted
Loss for the year before cumulative effect of a change in accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

* One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

	December 31,
	2004	2003
	HK$ million	HK$ million
Shareholders’ deficit as reported under HK GAAP	(6,716)	(7,839)

US GAAP adjustments:
Goodwill - cost	141,412	141,412
Goodwill - amortization and provision for impairment loss	(78,768)	(65,607)
Intangible assets - cost	10,694	10,694
Intangible assets - amortization and provision for impairment loss	(9,676)	(6,004)
Accumulated depreciation on investment properties	(1,067)	(876)
Investments in marketable equity securities and derivative instruments	337	745
Property revaluation reserve	(25)	(305)
Retirement scheme costs	130	344
Deferral of up-front fees	(609)	(498)
Deferred taxes arising from other GAAP differences	210	(497)
Non-employee stock options	(273)	(231)
Expenses relating to onerous contracts	(17)	36
Others	347	322

	62,695	79,535

Shareholders’ equity under US GAAP	55,979	71,696

DEFINITIONS

“2004 Form 20-F”	the Company’s annual report on Form 20-F for the year ended December 31, 2004

“ADS”	American Depositary Shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the United States

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and has securities in the form of ADS listed on the New York Stock Exchange, Inc.

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“RWC”	Joint Venture (Bermuda) No. 2 Limited, which indirectly owns 100% of Hong Kong mobile operator Hong Kong CSL Limited. After Telstra’s purchase of 60% of RWC in February 2001, the Group owned the remaining 40% of RWC until this interest was sold to Telstra on June 28, 2002

“SEC”	the Securities and Exchange Commission of the United States

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, May 12, 2005

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz